UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIFEVANTAGE CORPORATION

(Name of Subject Company (Issuer) and of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Classes of Securities)

53222K106

(CUSIP Number of Classes of Securities’ Underlying Common Stock)

Carrie E. McQueen

Chief Financial Officer, Secretary & Treasurer

LifeVantage Corporation

10813 S. River Front Parkway, Suite 500, South Jordan, UT 84095

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kirt W Shuldberg, Esq.

Edwin Astudillo, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200, San Diego, California 92130

Telephone: (858) 720-8900

Facsimile: (858) 509-3691

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$14,773,733	$1,694

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes all warrants to purchase shares of the issuer’s common stock subject of the offer, having an aggregate value of $14,773,733 as of November 28, 2011, will be modified pursuant to the terms of the offer. The aggregate value of such warrants was calculated based on the Dilution Adjusted Black-Scholes pricing model.
**	The filing fee was determined by multiplying the transaction value by the filing fee of $114.60 per one million dollars of transaction value, in accordance with Rule 0-11.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by LifeVantage Corporation, a Colorado corporation (“Company”). This Schedule TO relates to the offer by Company to modify, upon the terms and conditions described in the Offer to Modify and Consent Solicitation Statement in Respect of Warrants dated November 29, 2011, a copy of which is attached hereto as Exhibit (a)(1)(i) (as it may be amended or supplemented from time to time, the “Offer to Modify”) and in the Amendment to Warrant, a copy of which is attached hereto as Exhibit (a)(1)(ii) (as the same may be amended or supplemented from time to time, the “Amendment” and, together with the Offer to Modify, the “Offer” ), certain of its outstanding warrants to (i) remove the “down-round anti-dilution provision” contained in those warrants and (ii) extend the period during which those warrants may be exercised by 30 days. The information set forth in the Offer to Modify, including all schedules thereto, and the Amendment are hereby expressly incorporated by reference in response to all items of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Modify under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The information set forth in the Offer to Modify under the heading “The Offer—Section 10. Information Concerning the Company” is incorporated herein by reference.

(b) Securities. The information set forth in the Offer to Modify under the following headings is incorporated herein by reference:

“The Offer—Section 1. General Terms”

“The Offer—Section 2 Background and Purpose of the Offer”

“The Offer—Section 8. Price Range of Our Common Stock”

(c) Trading Market and Price. The information set forth in the Offer to Modify under the heading “The Offer—Section 8. Price Range of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The information set forth in the Offer to Modify under the following headings is incorporated herein by reference:

“The Offer—Section 10. Information Concerning the Company”

“Schedule B—Information Concerning the Executive Officers and Directors of LifeVantage Corporation”

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Modify is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Modify under the heading “The Offer—Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The Information set forth in the Offer to Modify under the heading “The Offer—Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purpose. The information set forth in the Offer to Modify under the following headings is incorporated herein by reference:

“Summary Term Sheet”

“The Offer—Section 2. Background and Purpose of the Offer”

(b) Use of Securities Acquired. Not applicable.

(c) Plans. The information set forth in the sections of the Offer to Modify under the following headings is incorporated herein by reference:

“The Offer—Section 2. Background and Purpose of the Offer”

“The Offer—Section 10. Information Concerning the Company”

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Modify under the heading “The Offer—Section 9. Source and Amount of Funds” is incorporated herein by reference:

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Modify under the following headings is incorporated herein by reference:

“Summary Term Sheet”

“The Offer—Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements”

(b) Securities Transactions. Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in Schedule A to the Offer to Modify and in the Offer to Modify under the heading “The Offer—Section 17. Additional Information” is incorporated herein by reference. Company’s annual report on Form 10-K and quarterly reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Modify under the following headings is incorporated herein by reference:

“Summary Term Sheet”

“The Offer—Section 11. Interests of Directors and Executive officers; Transactions and Arrangements”

“The Offer—Section 13. Legal Matters; Regulatory Approvals”

(b) Other Material Information. The information set forth in the Offer to Modify and the Amendment is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Modify and Consent Solicitation Statement in Respect of Warrants, dated November 29, 2011.

(a)(1)(ii)	Form of Amendment to Warrant

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2011	LIFEVANTAGE CORPORATION

	By:	/s/ CARRIE E. MCQUEEN
	Name:	Carrie E. McQueen
	Title:	Chief Financial Officer, Secretary & Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Modify and Consent Solicitation Statement in Respect of Warrants, dated November 29, 2011.

(a)(1)(ii)	Form of Amendment to Warrant

(b)	None.

(d)	None.

(g)	None.

(h)	None.